EPL Intermediate, Inc. Announces Results for the
13 Weeks and 39 Weeks Ended September 29, 2010

        COSTA MESA, CA -- (BUSINESS WIRE) – November 12, 2010 - EPL Intermediate, Inc. (“El Pollo Loco” or the “Company”), parent company of El Pollo Loco, Inc., today reported results for the 13-week third quarter and 39 weeks ended September 29, 2010.

El Pollo Loco reported total operating revenue for the 13-week third quarter ended September 29, 2010 of $68.2 million, which is a decrease of $0.3 million, or 0.4%, below total operating revenue for the 13-week quarter ended September 30, 2009 of $68.5 million.  Total operating revenue includes sales at company-operated stores and franchise revenue.

The decrease in total operating revenue was primarily attributed to a 2.2% decrease in system-wide same-store sales for the 13-week third quarter of 2010 compared to the 13-week third quarter of 2009.  Restaurants enter the comparable restaurant base for same-store sales the first full week after that restaurant’s 15-month anniversary.

Commenting on results for the third quarter of 2010, Steve Sather, acting president and CEO of El Pollo Loco, Inc. said, “Traffic frequency in our restaurants continues to be adversely affected by the challenging economy and high level of unemployment in our core markets, and in particular among Hispanics which are a key demographic for our brand.  During the quarter, we had a limited time offer for our Queso Crunch Burrito, which we launched with a new twist-- a choice of flame-grilled chicken or steak, and our Double Your Chicken for $5 offer with the purchase of any 8, 10 or 12-piece meal.  We believe that the key to driving sales in this challenging environment is to remain keenly focused on striking the right balance between value and check performance while continuing our system-wide focus on operational excellence and exceptional guest service.”

Operating income increased $0.2 million, or 3.3%, to $4.9 million for the 13 weeks ended September 29, 2010 from $4.7 million for the 13 weeks ended September 30, 2009.  This increase in operating income was mainly due to lower restaurant asset impairment charges and a decrease in our product cost, which were partially offset by higher payroll and benefit costs.

Interest expense, net of interest income, increased $0.4 million, or 4.8%, to $9.5 million for the 13 weeks ended September 29, 2010 from $9.1 million for the 13 weeks ended September 30, 2009.

Despite having a loss for the 13 weeks ended September 29, 2010 and September 30, 2009, we had an income tax provision of $0.2 million and $0.3 million, respectively, primarily related to the effect of changes in our deferred taxes and the related effect of maintaining a full valuation allowance against certain of our deferred tax assets as of September 29, 2010.

As a result of the factors cited above, there was a net loss for the 13 weeks ended September 29, 2010 of $4.8 million compared to a net loss of $4.6 million for the 13 weeks ended September 30, 2009.

Total operating revenue for the 39 weeks ended September 29, 2010 was $207.4 million, which was a decrease of $4.4 million, or 2.1%, from total operating revenue for the 39 weeks ended September 30, 2009 of $211.8 million.   The decrease was primarily due to a decrease in same-store sales of 4.7% for the system for the 39 weeks ended September 29, 2010 compared to the corresponding period of 2009.

Operating income increased $3.6 million, or 27.6%, to $16.5 million for the 39 weeks ended September 29, 2010 from $12.9 million for the same period of 2009.  This increase in operating income was due primarily to a decrease in our product cost, lower legal settlements and lower restaurant asset impairment charges, which were partially offset by lower total operating revenue and an increase in our closed store reserve.

Despite having a loss for the 39 weeks ended September 29, 2010, we had an income tax provision of $1.0 million, primarily related to the effect of changes in our deferred taxes and the related effect of maintaining a full valuation allowance against certain of our deferred tax assets as of September 29, 2010.  For the 39 weeks ended September 30, 2009, we had an income tax provision of $19.8 million as we recorded a valuation allowance against our deferred tax assets and the effect of changes in our deferred taxes.

As a result of the factors noted above, the company had a net loss for the 39 weeks ended September 29, 2010 of $12.5 million compared to a net loss of $30.4 million for the 39 weeks ended September 30, 2009.

Commenting on the remainder of 2010, Sather said, “With the economy continuing to negatively impact consumer spending, we are taking this time to align our entire team, company members and franchisees, around a sharpened focus on quality, service, and cleanliness as a platform to strengthen our position in the marketplace and set ourselves up for momentum when the economy turns around.  We will also continue to strive to provide our guests value, while protecting profits, with new menu items that leverage our flame-grilling expertise; greater menu variety with both chicken and steak; our Loco Value Menu; and compelling family meal offers.”

El Pollo Loco’s restaurant count changes for the 13 weeks ended September 29, 2010 are as follows:

	Company	Franchised Stores	Total
At June 30, 2010	171	241	412
Opened	-	1	1
Closed	(1)	-	(1)
At September 29, 2010	170	242	412

Addressing the Company’s development plans, Sather commented, “As we shared earlier this year, we expect to open fewer restaurants this year than last, due in part to the continued difficulty franchisees have securing financing in this tough environment and the impact that the challenging economy has had on our franchisees, several of whom have delayed or reduced the number of new restaurants they plan to open.  During the third quarter of 2010, one new franchise restaurant opened in San Diego, CA and we closed one company restaurant in Sanger, CA. Since the end of the third quarter, one additional franchise restaurant opened in Rohnert Park, CA.

“We plan to open one more restaurant before the end of 2010, a company-operated restaurant in Anaheim, CA, which will reflect a lower investment cost and several new features to further enhance our guests’ experience.”
System-wide Sales

Included above is system-wide same-store sales information. System-wide same-store sales are a financial measure that includes sales at all company-owned stores and franchise-owned stores, as reported by franchisees. Management uses system-wide same-store sales information internally in connection with store development decisions, planning and budgeting analyses. Management believes system-wide same-store sales information is useful in assessing consumer acceptance of the Company’s brand and facilitates an understanding of financial performance as the Company’s franchisees pay royalties and contribute to advertising pools based on a percentage of their sales.

Safe Harbor Statement

This news release may be deemed to contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  The Company intends that all such statements be subject to the safe harbor provisions contained in those sections.  Forward-looking statements are statements that do not relate solely to historical fact.  They include, but are not limited to, statements which begin with phrases such as “we believe that the key to driving sales in the months ahead, …”  “commenting on the remainder of 2010, …” “we will also strive to provide our guests value…” “we expect to open fewer restaurants this year than last,” and “we plan to open one more restaurant before the end of 2010,” and any other statements that may predict, forecast, indicate or imply future results, performance, achievements or events.  Forward-looking statements generally contain words such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “project,” “plan,” “will,” “should,” “may,” “could” or words or phrases of similar meaning.  Forward-looking statements reflect management's current expectations regarding future results, performance, achievements or events that involve risks and uncertainties.  Readers are cautioned that these forward-looking statements are only predictions and many important factors, including factors outside of the control of the Company, could cause actual results, performance, achievements or events to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include but are not limited to: the adverse impact of economic conditions on our operating results and financial condition, on our ability to comply with the terms and covenants of our debt agreements, and on our ability to pay or to refinance our existing debt or to obtain additional financing; our substantial level of indebtedness; food-borne-illness incidents; risks arising from the delay or inability to hire new executives for our currently vacant president/Chief Executive Officer and Chief Marketing Officer positions since the Company depends on the unique abilities and knowledge of its officers; negative publicity, whether or not valid; increases in the cost of chicken; our dependence upon frequent deliveries of food and other supplies; our vulnerability to changes in consumer preferences and economic conditions; our sensitivity to events and conditions in the Southern California area, our largest market; our ability to compete successfully with other quick service and fast casual restaurants; our ability to expand into new markets; our reliance on our franchisees, who have also been adversely impacted by the challenging economic condition; matters relating to labor laws and the adverse impact of related litigation, including wage and hour class actions; our ability to support our  franchise system; our ability to renew leases at the end of their term; the impact of applicable federal, state or local government regulations; our ability to protect our name and logo and other proprietary information; litigation we face in connection with our operations; and other risk factors listed from time to time in the Company's reports filed with the Securities and Exchange Commission.  Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, the Company cannot assure the reader that the results, performance, achievements or events contemplated by the forward-looking statements will be realized in the timeframe anticipated or at all.  In light of the significant uncertainties inherent in forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the Company’s objectives or plans will be achieved.  Accordingly, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as the result of new information, future events or otherwise.  The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s most recent annual report on Form 10-K and subsequent quarterly reports on Form 10-Q, as each may be amended from time to time.  Statements about the Company’s past performance are not necessarily indicative of its future results.

About the Company

El Pollo Loco® is the nation’s leading restaurant concept specializing in flame-grilled chicken.  Headquartered in Costa Mesa, California, El Pollo Loco, Inc. operates a restaurant system comprised of 170 company-operated and 242 franchised restaurants (as of September 29, 2010) located primarily in California, with additional restaurants in Arizona, Colorado, Connecticut, Georgia, Illinois, Missouri, Nevada, New Jersey, Oregon, Texas, Utah and Virginia.  El Pollo Loco’s menu features the Company’s signature citrus-marinated, flame-grilled chicken in individual and family-size meals served with a choice of corn or flour tortillas, freshly-prepared salsas and an assortment of side orders.  El Pollo Loco also serves a variety of contemporary, Mexican-inspired entrees featuring the chain’s citrus-marinated, flame-grilled chicken and carne asada, including Pollo Bowl® entrees, pollo salads, grilled burritos, tacos, quesadillas and more.  For more information about the Company, visit www.elpolloloco.com.

Contacts:	Gary Campanaro	Julie Weeks
	Chief Financial Officer	Vice President of Communications
	El Pollo Loco, Inc.	El Pollo Loco, Inc.
	714.599.5155	714.599.5150
	gcampanaro@elpolloloco.com	jweeks@elpolloloco.com

Summary of Financial Information

EPL INTERMEDIATE, INC.
(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc.)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Amounts in thousands)

	13 Weeks Ended		39 Weeks Ended

	September 30,	September 29,	September 30,	September 29,
	2009	2010	2009	2010
OPERATING REVENUE:
Restaurant revenue	$63,740	$63,756	$197,444	$193,686
Franchise revenue	4,764	4,457	14,357	13,754

Total operating revenue	68,504	68,213	211,801	207,440

OPERATING EXPENSES:
Product cost	20,587	19,919	63,747	60,465
Payroll and benefits	16,621	17,359	52,391	52,266
Depreciation and amortization	3,015	2,755	8,651	7,949
Other operating expenses	23,544	23,285	74,090	70,271

Total operating expenses	63,767	63,318	198,879	190,951

OPERATING INCOME	4,737	4,895	12,922	16,489

INTEREST EXPENSE—Net	9,075	9,506	23,501	27,981

OTHER EXPENSE	-	-	443	-

OTHER INCOME	-	-	(452)	-

LOSS BEFORE PROVISION FOR INCOME TAXES	(4,338)	(4,611)	(10,570)	(11,492)

PROVISION FOR INCOME TAXES	306	221	19,848	994

NET LOSS	$(4,644)	$(4,832)	$(30,418)	$(12,486)

	13 Weeks Ended		39 Weeks Ended
	September 30,	September 29,	September 30,	September 29,
	2009	2010	2009	2010
Operating Statement Data:
Restaurant revenue	100.0%	100.0%	100.0%	100.0%
Product cost	32.3	31.2	32.3	31.2
Payroll and benefits	26.1	27.2	26.5	27.0
Depreciation and amortization	4.7	4.3	4.4	4.1
Other operating expenses	36.9	36.5	37.5	36.3
Operating income	7.4	7.7	6.5	8.5
Interest expense-net	14.2	14.9	11.9	14.4

Other expense	0.0	0.0	0.2	0.0
Other income	0.0	0.0	(0.2)	0.0

Loss before provision for income taxes	(6.8)	(7.2)	(5.4)	(5.9)
Provision for income taxes	0.5	0.3	10.1	0.5
Net loss	(7.3)	(7.6)	(15.4)	(6.4)

Supplementary Operating Statement Data:
Restaurant other operating expense	24.7	24.2	23.6	24.0
Franchise expense	1.5	1.8	1.5	1.6
General and administrative expense (1) (2)	10.7	10.5	12.4	10.7
Total other operating expenses	36.9	36.5	37.5	36.3

(1)	General and administrative expenses as a percent of total operating revenue for the 13 weeks ended September 30, 2009 was 10.0% and 9.8% for the 13 weeks ended September 29, 2010.

(2)	General and administrative expenses as a percent of total operating revenue for the 39 weeks ended September 30, 2009 was 11.6% and 10.0% for the 39 weeks ended September 29, 2010.